Exhibit (a)(1)(iv)

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.

January 15, 2009

NOTICE OF CHANGE AND NOTICE OF VARIATION

by

of its

OFFER TO PURCHASE FOR CASH

up to US$50 million of its Common Shares without par value at a Purchase Price of
Not Less Than US$2.20 and Not More Than US$2.50 per Common Share

QLT Inc. (“QLT” or the “Company”) hereby gives notice that it has amended its offer to purchase (the “Original Offer”) and the accompanying issuer bid circular (the “Original Circular”) each dated December 5, 2008, pursuant to which QLT invited its shareholders (the “Shareholders”) to deposit, for purchase and cancellation by QLT, common shares without par value of QLT (the “Shares”), in order to: (i) extend the period during which the Offer is open for acceptance to 5:00 p.m. (Eastern time) on January 26, 2009, unless further extended or withdrawn by QLT; and (ii) update certain of the information disclosed in the Original Offer and Original Circular to reflect a change in information and other recent developments.

THIS OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON JANUARY 26, 2009 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN BY THE COMPANY.

References in this Notice of Change and Notice of Variation (the “Notice”) to the “Offer” shall refer to the Original Offer, as amended by this Notice, and references in this Notice to the “Circular” refers to the Original Circular, as amended by this Notice.

Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the Offer and Circular. This Notice should be read in conjunction with the Original Offer and Original Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery. Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Original Offer and Original Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects.

If you have validly deposited and not withdrawn your Shares, you need not take any further action to accept the Offer. If you have not tendered your Shares and wish to do so: (i) you must deliver your Share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depository at the address appearing on the back cover page of this Notice; or (ii) the Depository must receive a confirmation of receipt of your Shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or (iii) you must comply with the guaranteed delivery procedure, prior to the Expiration Date. If your Shares are held through a broker, dealer, commercial bank or other nominee, you must request such broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. You may also contact the Depository, Information Agent or the Dealer Managers for assistance. See Section 4 of the Original Offer — “Procedure for Depositing Shares” and the instructions to the related Letter of Transmittal. See Section 5 of the Original Offer — “Withdrawal Rights” for instructions on how to withdraw your Shares.

Questions and requests for assistance may be directed to the Depository or the Information Agent. Their contact details are provided at the end of this Notice. Additional copies of this Notice, the Original Offer and Original Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery may be obtained without charge on request from the Depository or the Information Agent.

No person has been authorized to give any information or make any representation other than those contained in this Notice, the Original Offer and Original Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery, and if given or made, that information or representation must not be relied upon as having been authorized by the Company.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

FORWARD-LOOKING STATEMENTS

This Notice and some of the information in the Original Offer and Original Circular contain forward-looking statements that are subject to risks and based on a number of assumptions and other factors. See the “Cautionary Statement for Forward-Looking Information” in the Original Offer.

CURRENCY

All dollar references in this Notice are in United States dollars, except where otherwise indicated. See Section 1 of the Original Circular — “QLT Inc. — Presentation of Financial Information and Exchange Rate Data”.

NOTICE OF CHANGE AND NOTICE OF VARIATION

January 15, 2009

To the Shareholders of QLT Inc.

By notice to the Depository, and as set forth in this Notice, the Company has: (i) extended the period during which the Offer is open for acceptance to 5:00 p.m. (Eastern time) on January 26, 2009, unless further extended or withdrawn by the Company; and (ii) updated certain of the information disclosed in the Original Offer and Original Circular to reflect a change in information and other recent developments.

Unless the context requires otherwise or unless otherwise defined, capitalized terms used in this Notice have the same meaning as in the Original Offer and Original Circular. This Notice should be read in conjunction with the Original Offer and Original Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery. Except as otherwise set forth in this Notice, the information, terms and conditions in the Original Offer and Original Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects.

Shareholders are urged to carefully consider the income tax consequences of depositing Shares pursuant to the Offer, including the consequences to U.S. Shareholders in the event the Company is determined to be a “passive foreign investment company”. See Section 16 of the Original Circular — “Income Tax Considerations”. Shareholders also are urged to seek advice from their own tax advisors as to the specific tax consequences to them of accepting the Offer.

1.	Extension of the Offer

The Company has amended the Offer by extending the period during which the Offer is open for acceptance from 5:00 p.m. (Eastern time) on January 15, 2009 to 5:00 p.m. (Eastern time) on January 26, 2009. Accordingly, references to the “Expiration Date” in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery shall hereafter mean 5:00 p.m. (Eastern time) on January 26, 2009 or such later time and date to which the Offer may be extended by the Company.

2.	Change in Information Relating to the Massachusetts Eye and Ear Infirmary Litigation

On January 12, 2009, the United States Court of Appeals for the First Circuit (the “Court of Appeals”) affirmed the judgment of the United States District Court for the District of Massachusetts (the “District Court”) in respect of the lawsuit brought against QLT by Massachusetts Eye and Ear Infirmary (“MEEI”) in connection with events related to U.S. Patent No. 5,789,349 (the “ ’349 Patent”) and certain of MEEI’s research results related to Visudyne®. The Court of Appeals upheld the July 2007 decision of the District Court in which QLT was found liable under Massachusetts state law for unfair trade practices and was ordered to pay to MEEI damages in the form of royalties equal to 3.01% on past, present and future worldwide net sales of Visudyne, plus interest.

The decision of the District Court included an award to MEEI of legal fees in an amount of $14.1 million, to which was applied a reduction of $3 million previously agreed to by MEEI. The Court of Appeals ordered that the legal fees payable by QLT be remanded to the District Court for further consideration. QLT is currently reviewing the decision of the Court of Appeals with its legal counsel and considering its options for further appellate review.

Unless QLT pursues further appellate review and the decision is altered on such further review, based on net sales of Visudyne through December 31, 2008 of approximately $2.6 billion, QLT estimates that the amount of damages and interest that QLT is required to pay MEEI is approximately $113.2 million. The amount of legal fees and post-judgment interest on such legal fees is yet to be determined.

In addition, Massachusetts General Hospital (“MGH”) has made a claim to QLT for increased payments in relation to the ’349 Patent based on the amounts QLT has been ordered to pay to MEEI. QLT has advised MGH that it does not believe the outcome of its litigation with MEEI falls within the scope of its license agreement with MGH and that the outcome of the litigation gives MGH no basis for seeking security or payment. MGH may commence litigation against QLT at any time. The outcome of any litigation MGH may commence against QLT is uncertain and an adverse outcome could have a material adverse impact on QLT’s financial condition.

As of September 30, 2008, QLT had cash, short term investments and restricted cash totalling $279.9 million. That amount included restricted cash of approximately $124.0 million that is being used as security for the appeal bond that was posted in connection with the appeal in the MEEI litigation. Subject to further review, QLT expects that the current amount of the damages award will initially be paid from QLT’s restricted cash used to secure the appeal bond. Amounts owing by QLT to MEEI on future quarterly sales of Visudyne will be recorded and paid as they are due.

3.	Other Recent Developments

The following is a description of other recent developments with respect to the Company since December 5, 2008, the date of the Original Offer:

(a)	Canadian Securities Exemptive Relief Obtained

In order to permit the Company to complete the tender offer in accordance with United States securities laws, on January 13, 2009, the Company received a decision document from certain securities regulatory authorities in Canada granting the Company exemptive relief from provisions contained in the securities legislation of those provinces requiring the Company to take up Shares on a pro rata basis and requiring the Company to take up and pay for all Shares deposited where all conditions have been met or waived before extending the Offer.

(b)	Results of Visudyne Sales

On January 12, 2009, the Company reported that global sales of Visudyne for the fourth quarter ended December 31, 2008 were $30.6 million, down 32.7% from the same period last year, and for the full year ended December 31, 2008 were $141.9 million, down 34.0% from the prior year. Sales of Visudyne in the United States for the fourth quarter were $8.0 million, down 20.0% from the same period last year, while sales outside of the United States for the fourth quarter were $22.6 million, down 36.3% from the same period last year.

(c)	Early Warning Report of Mackenzie Financial Corporation

On January 12, 2009, Mackenzie Financial Corporation (“Mackenzie”) publicly filed an early warning report under National Instrument 62-103 — The Early Warning System and Related Take-Over Bid and Insider Reporting Requirements and a beneficial ownership report on Schedule 13G disclosing that as a result of sales of Shares by one or more of its mutual funds or private client managed accounts, the aggregate number of Shares it held as of December 31, 2008 was 9,532,105 Shares, representing approximately 12.8% of the outstanding Shares. Mackenzie has not indicated whether it intends to tender any Shares pursuant to the Offer.

(d)	Interim Results of Radical Study

On December 16, 2008, the Company announced six-month results from an interim analysis for the Phase II RADICAL study. The RADICAL study is a Phase II, multicenter, randomized, single-masked study comparing reduced-fluence Visudyne-Lucentis® combination therapies (with or without dexamethasone) with Lucentis monotherapy in 162 subjects with choroidal neovascularization secondary to age-related macular degeneration. The independent Data and Safety Monitoring Committee confirmed that there were no safety concerns at such time and recommended that the trial continue as planned. During this six-month interim period, mean visual acuity in each group increased from baseline and that increase appears to have been similar between groups. The purpose of the study is to determine if combination therapy reduces retreatment rates compared with Lucentis monotherapy while maintaining similar vision outcomes and an acceptable safety profile. The study duration is 24 months with a planned primary analysis when all subjects complete 12 months of follow-up.

4.	Time and Manner of Acceptance of the Offer

The Offer is open for acceptance until 5:00 p.m. (Eastern time) on January 26, 2009, unless further extended or withdrawn by the Company. The procedure for accepting the Offer is described in Section 4 of the Original Offer — “Procedure for Depositing Shares”.

5.	Taking Up and Payment for Deposited Shares

Shares properly deposited and not withdrawn and accepted by the Company for purchase, provided the conditions of the Offer have been satisfied or waived, shall be taken up and paid for in accordance with the provisions set forth in Section 9 of the Original Offer — “Taking Up and Paying for Deposited Shares”.

6.	Withdrawal of Shares

Shares deposited may be withdrawn from the Offer in accordance with the provisions set forth in Section 5 of the Original Offer — “Withdrawal Rights”.

7.	Consequential Amendments to the Original Offer and Original Circular and Accompanying Documents

The Original Offer and Original Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery are hereby amended to the extent necessary to reflect the information contained in this Notice.

8.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

January 15, 2009

THE DEPOSITORY FOR THE OFFER IS:

Computershare Investor Services Inc.

By Mail: PO Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	International Calls: 1-514-982-7555 Toll Free Number: 1-800-564-6253	By Hand or Overnight Courier: 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Any questions or requests for assistance may be directed to the Depository at the addresses and telephone number specified above. Shareholders also may contact the Dealer Managers or their broker, commercial bank or trust company for assistance concerning the Offer.

 THE DEALER MANAGERS FOR THE OFFER ARE:

In the United States: Goldman, Sachs & Co. Telephone: (212) 902-1000	In Canada: BMO Capital Markets Telephone: (604) 443-1443

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE INFORMATION AGENT:

In Canada: 100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1	In the United States: 199 Water Street 26th Floor New York, New York 100038

North American Toll Free Number: 1-866-733-9452

Banks and Brokers call collect: 1-212-806-6859